FOLEY FOLEY & LARDNER LLP	777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com

May 31, 2024
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
RE:	Clayton Capital Appreciation Fund, L.P. – Amended Preliminary Proxy Statement
Ladies and Gentlemen:
On behalf of Clayton Capital Appreciation Fund, L.P. and its affiliates, Clayton Partners LLC, The JSCC Family Trust and Jason Stankowski (the “Clayton Parties”), pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, we are transmitting for filing the Clayton Parties’ amended preliminary proxy statement and amended form of WHITE proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the annual meeting of stockholders for Spruce Power Holding Corporation.
Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filing.

Sincerely, /s/ Peter D. Fetzer Peter D. Fetzer

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